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                      [SOLVAY PHARMACEUTICALS LETTERHEAD]




    SOLVAY GROUP ANNOUNCES AGREEMENT TO ACQUIRE UNIMED PHARMACEUTICALS, INC.
                           TO STRENGTHEN ITS MARKETING
                   PRESENCE AMONG U.S. PRIMARY CARE PHYSICIANS

Solvay Pharmaceuticals, Inc. of Marietta, Ga., jointly with Unimed Pharmaceuticals, Inc. of Buffalo Grove, Ill. (Nasdaq: UMED) announced today that they have entered into an agreement whereby Solvay Pharmaceuticals will acquire all outstanding shares of Unimed Pharmaceuticals. The acquisition is part of the Solvay Group's strategy to rapidly expand its pharmaceutical business in the U.S.

The board of directors of Unimed has unanimously agreed that the proposed acquisition by Solvay Pharmaceuticals is fair and in the best interest of the Unimed stockholders. The directors have also stated their intent to tender their shares upon the commencement of the tender offer.

Pursuant to a merger agreement entered into among Unimed, Solvay Pharmaceuticals and a wholly owned subsidiary of Solvay Pharmaceuticals, the subsidiary will commence a tender offer for all of the outstanding shares of Unimed common stock, including the associated stock purchase rights, at a price of $12.00 per share in cash. If the tender offer is successfully completed, the subsidiary will merge with and into Unimed and each share of Unimed common stock not purchased pursuant to the tender offer will be converted into the right to receive $12.00 per share in cash. The net value of the planned transaction is about $123 million.

Commenting on the acquisition, Alois Michielsen, CEO of Solvay Group said, "Unimed Pharmaceuticals fits very well with the strategic objective of broadening our presence in the U.S. pharmaceutical business. This acquisition will contribute to our plan to rapidly increase the total number of our U.S. sales representation from 450 at the end of 1998 to over 1,000 people in year 2000, selling existing drugs from Solvay
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Pharmaceuticals and Unimed Pharmaceuticals as well as products recently acquired by Solvay Pharmaceuticals."

Jurgen Ernst, President of Solvay's world-wide Pharmaceuticals activities added, "Indeed, in order to quickly and effectively maximize sales potential for both ACEON(R) Tablets and TEVETEN(R) Tablets, the two anti-hypertensive drugs acquired by Solvay in May 1999, Solvay Pharmaceuticals will sell ACEON(R) Tablets through its own primary care sales force. However, TEVETEN(R) Tablets will be sold by

Unimed Pharmaceuticals representatives, whose current number will be increased very significantly. Unimed Pharmaceuticals also will strengthen Solvay Pharmaceuticals' current portfolio of Hormone Replacement Therapies (HRT) by including male HRT and providing an early entree into the emerging area of andropause."

Solvay Pharmaceuticals, Inc. President and CEO David A. Dodd added, "We intend to optimize marketing of Unimed Pharmaceuticals' portfolio of products as well as some additional products that we've acquired or are developing. The current employees of Unimed Pharmaceuticals will play a vital role in building this new venture."

Unimed Pharmaceuticals Chairman Dr. John N. Kapoor stated, "Unimed Pharmaceuticals has made significant progress since 1991 when I first became involved with the company. It is time for Unimed Pharmaceuticals to become part of a much larger organization so that the company and its employees can continue to grow.

Robert E. Dudley, Unimed Pharmaceuticals' President and CEO added, "The synergies that will be created by joining this global group of companies will enable us to maximize the potential of our products."

Consummation of the tender offer and the merger is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Consummation of the tender offer is also subject to the valid tender of more than 50 percent of the voting power (determined on a fully diluted basis) of all the securities of Unimed entitled to vote generally in the election of directors or in connection with a merger. The closing of the merger is expected to occur as soon as possible after the satisfaction of the conditions set forth in the merger agreement.

Unimed Pharmaceuticals is an emerging Chicago-area pharmaceutical company. The company focuses on drugs that have multiple indications and fall within the therapeutic areas of endocrinology, urology, HIV and other infectious diseases.

The Solvay Group is an international chemical and pharmaceutical group based in Brussels, Belgium. Its members employ some 33,000 people in 46 countries. Its 1998 turnover worldwide was 7.5 billion EUR ($8.7 billion) from four operating sectors: Chemicals, Plastics, Processing, and Pharmaceuticals. Solvay Pharmaceuticals, Inc., a member of the Solvay Group, is a research-based pharmaceutical company active in
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the therapeutic areas of cardiology, women's health, gastroenterology and mental health.

To the extent any statements made in this release deal with information that is not historical, these statements are necessarily forward-looking. As such, they are subject to the occurrence of many events outside of Unimed Pharmaceuticals' control and are subject to various risk factors that could cause Unimed Pharmaceuticals' results to differ materially from those expressed in any forward-looking statement. The risk factors include, without limitation, the risk that holders of 50 percent of Unimed's voting securities will not tender their shares of Unimed common stock into the tender offer, the ability of Unimed Pharmaceuticals to obtain stockholder approval of the transaction and satisfy other conditions for the acquisition, including obtaining regulatory approvals (including the expiration or termination of the applicable waiting period under federal antitrust approval). Additional risks include the inherent risk of competition in the marketplace, clinical outcomes in drug development programs, regulatory risks and risks related to proprietary rights and market acceptance and other risk factors described in Unimed Pharmaceuticals' Form 10-K and 10-Q as filed with the SEC.